SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MUTUALFIRST FINANCIAL, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

62845B 104
(CUSIP Number)

Charles J. Viater
110 E. Charles Street
Muncie Indiana 47305
765-747-2800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 62845B 104

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
(ENTITIES ONLY)

Charles J. Viater

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)   ☐           (b)   ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
314,403
	8	SHARED VOTING POWER
39,688
	9	SOLE DISPOSITIVE POWER
314,403
	10	SHARED DISPOSITIVE POWER
39,688

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

354,091

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                      ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%

14	TYPE OF REPORTING PERSON

IN

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Item 1.	Security and Issuer

The class of securities is relates to the common stock, $.01 par value ("Common Stock"), of MutualFirst Financial, Inc. (the "Issuer").  The principal executive offices of the Issuer are located at 110 E. Charles Street, Muncie, Indiana, 47305.  This Amendment No. 1 to Schedule 13D is being filed to reflect that Mr. Viater’s ownership in the Issuer’s shares decreased to below 5.0% effective April 26, 2012, and remains at below 5% as of the filing date.

Item 2.	Identity and Background

(a)-(c)
This statement is filed by Charles J. Viater with respect to the shares of Common Stock beneficially owned by him.  Mr. Viater’s business address is c/o MutualFirst Financial, Inc., 110 E. Charles Street, Muncie, Indiana, 47305.  Mr. Viater is a Director and Senior Vice President of the Issuer and is a Director and Regional President of the Company’s banking subsidiary, MutualBank.

(d)-(e)
During the past five years, Mr. Viater has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, Mr. Viater has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Viater is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Viater has not acquired any shares of Common Stock in 2012, except for an ESOP allocation from the Issuer and the reinvestment of dividends paid on shares of Common Stock in his 401(k) plan with the Issuer.

Item 4.	Purpose of Transaction

All shares and options of the Issuer owned by Mr. Viater were acquired for personal investment purposes or as part of executive compensation from the Issuer.  As a director and executive officer of the Issuer and MutualBank, Mr. Viater regularly exercises management control over the Issuer and explores potential actions and transactions that may be advantageous to the Issuer, including, but not limited to, possible mergers, acquisitions, reorganizations and other material changes in the business, corporate structure, management, polices, governing instruments, capitalization, securities and regulatory or reporting obligations of the Issuer.  In the future, Mr. Viater may acquire additional shares in the market or through the exercise of options and may be awarded additional shares or options of the Issuer as executive compensation.

Except as noted above, Mr. Viater has no individual plans or proposals that relate to or would result in:

a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

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(f)	any other material change in the Issuer's business or corporate structure;

(g)	changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

As of April 26, 2012, Mr. Viater’s beneficial ownership decreased to 354,091 shares, or 4.9% , of the Common Stock, including 139,363 shares held directly, over which he has sole voting and investment power; 15,780 shares in a 401(k) plan, over which he has shared voting and investment power with the 401(k) plan trustee; 23,908 shares in a the Issuer’s ESOP, over which he has shared voting and investment power with the ESOP trustee and options for 175,040 shares of Common Stock, over which he will have sole voting and investment power when those shares are acquired.

Mr. Viater engaged in the following transactions in the Issuer’s Common Stock in the 60 days before his ownership level fell below 5%:

March 27, 2012	Sold 5,000 shares for $9.80 in an open market sale through a broker.
March 28, 2012	Sold 5,224 shares for $9.85 in an open market sale through a broker.
March 28, 2012	Sold 9,776 shares for $9.90 in an open market sale through a broker.
March 28, 2012	Sold 5,000 shares for $9.95 in an open market sale through a broker.
April 25, 2012	Sold 10,000 shares for $10.08 in an open market sale through a broker.
April 25, 2012	Sold 10,000 shares for $10.10 in an open market sale through a broker.
April 26, 2012	Sold 5,000 shares for $10.13 in an open market sale through a broker.

In addition, during those 60 days, adjustments were made in his ESOP account reducing it by five shares and, on March 23, 2012, he acquired an addition 95 shares in his 401(k) account through dividend reinvestment.

Mr. Viater has continued to sell shares of the Issuer’s Common Stock since April 26, 2012.  As of the filing date his ownership level is 4.1%

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between Mr. Viater and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits.

Item 7.	Material to be Filed as Exhibits

None

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2012	/s/ Charles J. Viater
Charles J. Viater